Exhibit 99.1

E-House to Issue New Shares to Management and Use Proceeds for Share Repurchase

CEO and Management to Become Largest Shareholders

SHANGHAI, China, December 10, 2012 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced that it has received board authorization and approval to issue and sell ordinary shares to certain management personnel and use the expected proceeds from the share issuance to repurchase the Company’s American depositary shares (“ADSs”) on the open market.

The Company has received a letter of intent from Mr. Xin Zhou, co-chairman of the Company’s board of directors and chief executive officer, on behalf of management to purchase up to an aggregate of 17,790,125 ordinary shares of the Company, which represent approximately 15% of the Company’s current total outstanding share capital. The board of directors and the audit committee have authorized the Company to issue and sell up to an aggregate of 17,790,125 ordinary shares of the Company to Mr. Zhou and certain other management personnel of the Company for an aggregate purchase price of up to $62,621,240 at $3.52 per share, representing a 15% premium over $3.06, the closing price of the Company’s ADSs on the New York Stock Exchange on December 7, 2012. Upon completion of the proposed share issuance, the Company’s management team will become the Company’s largest shareholder as a group, with a combined stake of approximately 30%. The management team has also indicated their willingness to undertake not to transfer or otherwise dispose of, directly or indirectly, any of the shares acquired in the proposed share issuance until 12 months following the consummation of the share issuance. Completion of the transaction is subject to the execution of definitive agreements between the Company and management as well as satisfaction of the closing conditions contained therein.

In addition, E-House has also been authorized by the board to use up to all of the expected proceeds from the share issuance to management to repurchase the Company’s ADSs on the open market in compliance with applicable law, including Rule 10b-5 under the Securities Exchange Act of 1934, as amended. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors, and subject to the restrictions relating to volume, price and timing under applicable law. E-House expects to implement the share repurchases in a manner consistent with market conditions and the interests of its shareholders.

Mr. Zhou commented, “Our plan to significantly increase the management team’s stake in E-House by investing personal funds reflects our confidence in the Company’s business strategies and prospects, and our long-term commitment to the Company. Our investment in the Company’s stock, combined with the board’s decision to implement a share repurchase plan with the proceeds from the issuance of the new shares, reflects our belief that the Company’s shares are presently undervalued. This repurchase plan further demonstrates our commitment to enhancing shareholder value.”

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 230 cities. E-House offers a wide range of services to the real estate industry, including online advertising, primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion and real estate investment management services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

For investor and media inquiries please contact:

In China

Michelle Yuan

Director of Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0754

E-mail: michelleyuan@ehousechina.com

Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-3073

E-mail: ej@ogilvy.com

In the U.S.

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1 (646) 460-9989

E-mail: ej@ogilvy.com